Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Salisbury Bancorp, Inc. (the “Company,” which is also referred to herein as “we,” “our” or “us”) had common stock as the only class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The following description of the material terms of the Company’s common stock is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Company’s common stock and is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended, which we refer to as the “Certificate of Incorporation” and the Company’s Bylaws, which we refer to as the “Bylaws,” as well as the Connecticut Business Corporation Act, which we refer to as the “CBCA,” and any other documents referenced in the summary and from which the summary is derived.

General. We have the authority to issue five million (5,000,000) shares of common stock, par value $0.10 per share and twenty-five thousand (25,000) shares of preferred stock, par value $0.01 per share. Our common stock is traded on the Nasdaq under the symbol “SAL.”

Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Our shares of common stock are neither convertible nor redeemable, are not subject to any sinking fund provisions, and the holders thereof have no preemptive or subscription rights to purchase any of our securities.

Voting Rights. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. A majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. In general, action on a matter (other than the election of directors) will be approved if the votes cast favoring the action exceed the votes cast opposing the action, and directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. There is no cumulative voting in the election of directors, and our board of directors is classified.

Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding dividends. In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock may be affected by both general corporate law considerations and policies of the Federal Reserve, applicable to bank holding companies. As a Connecticut corporation, we are subject to the limitations of the CBCA, which prohibit us from paying dividends if we are, or by payment of the dividend we would become, insolvent, or if the payment of dividends would render us unable to pay our debts as they become due in the usual course of business. Additionally, policies of the Federal Reserve caution that a bank holding company should not pay cash dividends unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

Bylaws. The rights of holders of our common stock are governed, in part, by the Bylaws, which may be amended by our board of directors.

Potential “Anti-Takeover” Provisions. Our Certificate of Incorporation includes a provision requiring that specified transactions with an “Interested Shareholder” be approved by 80% of the voting power of the then outstanding shares. An “Interested Shareholder” is generally defined to include (i) the beneficial owner of more than 10% or more of the Company’s then-outstanding voting stock, or (ii) an Affiliate of the Company (as defined in Rule 12b-2 under the Securities Exchange Act of 1934) and at any time within the preceding five-year period was the beneficial owner of 10% or more of the voting power of the then – outstanding common stock.

Our board of directors is authorized under our Certificate of Incorporation to issue shares of preferred stock, and determine the designations, preferences, voting powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such preferred stock, without shareholder approval, which could increase the number of outstanding shares and thwart a takeover attempt.

No Cumulative Voting. Our Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors. The absence of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.